Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Look Sharp Labs, Inc.
8280 Clairemont Mesa Blvd, Suite 112
San Diego, CA 92105
http://plusmusic.ai/

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Look Sharp Labs, Inc.
Address: 8280 Clairemont Mesa Blvd, Suite 112, San Diego, CA 92105
State of Incorporation: DE
Date Incorporated: June 27, 2016

Terms:

Convertible Promissory Notes

Offering Minimum: $15,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $5,000,000.00 in a qualified equity financing.
Maturity Date: March 27, 2026
Valuation Cap: $15,000,000.00
Discount Rate: 15.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $200.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One vote per share. See Other Material Rights below.

Material Rights:

<p>The total amount outstanding includes 2,060,865 shares to be issued pursuant to stock options, reserved but unissued.</p> <p>The total amount outstanding includes 1,602,856 shares to be issued pursuant to stock options issued. </p> <p><ins>General</ins>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.</p> <p> <ins>Dividends, Liquidation, Dissolution</ins>. Preferred Stockholders hold senior preference over Common Stockholders.
</p> <p><ins>Voting</ins>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided however that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Company's Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding Series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Company's Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more Series of Preferred Stock that may be required by the terms of the Amended and Restated Certificate of Incorporation the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(C) of the General Corporation Law. </p> <p><ins>Voting Rights of the Underlying Securities Sold in this Offering</ins></p> <p><ins>Voting Proxy</ins>. Should the convertible promissory notes being issued in this offering convert into shares of Common Stock, the underlying shares of Common Stock carry a voting proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.</p> <p>For further information on the rights and privileges of this class of securities please see the Company's Amended and Restated Certificate of Incorporation and Certificate of Correction of Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.</p>

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

Investment Incentives and Bonuses*

Loyalty Bonus

As you are an existing investor, friend, family, or Beta tester, you are eligible for an additional 10% increase in the annual interest rate.

Testing the Waters Reservations Page Bonus

All Reservations Holders in the Testing the Waters Page will receive 5% increase in the annual interest rate.

Time-Based Perks

Extreme Early Bird - Invest in the first week and receive 20% increase in the annual interest rate.

Super Early Bird - Invest in the first two weeks and receive 15% increase in the annual interest rate.

Early Bird - Invest in the first three weeks and receive 10% increase in the annual interest rate.

Flash Perk - Invest $1,000+ between Day 45-52 and receive 10% increase in the annual interest rate.

Amount-Based Perks

Tier 1 Perk — Invest $500+ and receive 6 months premium, 5 invites to PlusMusic.

Tier 2 Perk — Invest $1,000+ and receive 1 year premium, 5 invites to PlusMusic, exclusive T-shirt + 5% increase in the annual interest rate.

Tier 3 Perk — Invest $5,000+ and receive 1 year premium, 5 invites to PlusMusic, exclusive T-shirt, + 7% increase in the annual interest rate.

Tier 4 Perk — Invest $10,000+ and receive 1 year premium, 5 invites to PlusMusic, exclusive T-shirt + 10% increase in the annual interest rate.

Tier 5 Perk — Invest $25,000+ and receive 1 year premium, 10 invites to PlusMusic, exclusive T-shirt + 15% increase in the annual interest rate.

Tier 6 Perk — Invest $50,000+ and receive 1-Lifetime Diamond club membership, 10 invites to PlusMusic, exclusive T-shirt + 20% increase in the annual interest rate.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Look Sharp Labs, Inc. d/b/a PlusMusic will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's Bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus, and the Testing the Waters Reservation in addition to the aforementioned bonus.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Should the convertible promissory notes sold in this offering convert into shares of Common Stock, each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

Company Overview

Look Sharp Labs, Inc. d/b/a PlusMusic (the "Company") is a next-generation AI-powered audio platform being developed that will allow game developers, UGC and metaverse creators to add some of the world's best music to their games and connect music creators with the opportunities of the future.

We are focused on music integration in games and the metaverse, as well as providing new revenue streams and audiences for artists and their music.

Planned Business Model

The Company plans to generate revenue through ad-supported music player and initial $2.99/month subscription for unlimited music.

We also have a planned revenue-sharing model in which we intend to implement an equitable and scalable model, dedicating 50% of revenue to music rights holders based on actual music consumption and offering game developers a share of revenue based on user contributions, with a $1 bounty for each new user gained through their platform.

Corporate Structure

Look Sharp Labs, Inc. was initially organized as Look Sharp Labs, LLC, a California limited liability company on 6/27/2016 and converted to a Delaware corporation on 12/12/2018.

Competitors and Industry

Competitors

We are not aware of other companies doing exactly what we are doing. However, there are some notable indirect competitors such as Apple Music and Spotify.

Apple Music and Spotify are leading music streaming platforms. Apple Music, developed by Apple Inc., offers access to over 90 million songs and integrates seamlessly with other Apple products. Spotify boasts over 100 million premium subscribers worldwide and offers personalized playlists and discovery features. While both platforms provide on-demand streaming and curated playlists, they differ in their user interfaces, pricing, and exclusive content.

PlusMusic differentiates itself from both of these platforms. We're a music service specifically for gamers. In addition, PlusMusic is an adaptive audio AI music player. The AI can receive live gameplay and shift / adapt the music to the gaming experience in real-time. This is something we have not seen in other technology on the market.

Source: https://www.apple.com/newsroom/2021/10/apple-introduces-the-apple-music-voice-plan/

Source: https://newsroom.spotify.com/company-info/

Industry

The streaming music and video gaming sectors are vibrant components of the entertainment industry. It was projected that in 2022, video gaming attracted a staggering 3.2 billion players worldwide, contributing to its $280 billion market size. 82.1 million Americans are projected to be subscribed to on-demand music streaming services in 2024. Furthermore, gamers are 14% more inclined to subscribe to music streaming platforms.

The global game marketing Subscription-based models dominate both industries. They are characterized by fierce competition, rapid innovation, and an ever-expanding global audience, shaping the way consumers interact with entertainment content.

Source: https://www.techspot.com/news/96720-there-32-billion-gamers-2022-but-revenue-set.html

Source: https://www.statista.com/outlook/dmo/digital-media/video-games/worldwide#:~:text=In%202024%2C%20the%20Video%20Games,to%20reach%201%2C472.0m%20users

Source: https://musicalpursuits.com/music-streaming/

Current Stage and Roadmap

Current Stage

The Company's music player has been fully built and is ready for market. The Company is currently pre-revenue and is expecting to soon launch its platform in invite-only mode.

Future Roadmap

PlusMusic's efforts for the next few years will be focused on launching the music player, and marketing extensively. We plan to launch in Q2 2024.

Initially, we're launching the player with 2 tiers: an ad-supported tier and a Premium subscription tier for $2.99/month, both of which will be contributing to revenue. Our main priority is finding product-market fit and growing the user base through marketing and future partnerships.

The Team

Officers and Directors

Name: Nick Venti

Nick Venti's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Founder, Principal Accounting Officer, Board Member
  Dates of Service: December, 2018 - Present
  Responsibilities: Nick leads the team, product direction, and execution. He receives an annual salary of $60,000, holds about 22% of the company's voting power, and works approximately 55-60 hours a week for the Company.

Other business experience in the past three years:

- Employer: Adder Studios
  Title: CEO
  Dates of Service: April, 2008 - Present
  Responsibilities: Nick is responsible for day to day operations, renting rehearsal rooms and finances. This work requires about 1 hour a week for oversight and management

Name: Brian Karscig

Brian Karscig's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Head of Music, Board Member
  Dates of Service: December, 2018 - Present
  Responsibilities: Brian leads the music licensing, partnerships, music legal compliance and song/catalog ingestion onto the platform. He receives an annual salary of $90,000.

Name: Shawn Layden

Shawn Layden's current primary role is with Tencent Games. Shawn Layden currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2022 - Present
  Responsibilities: Shawn is a strategic advisor and Board member assisting PlusMusic with their outreach to the videogame development community. Shawn does not currently receive compensation but plans to receive future equity.

Other business experience in the past three years:

- Employer: Tencent Games
  Title: Advisor
  Dates of Service: August, 2022 - Present
  Responsibilities: Provide strategic advice on the videogame industry

Other business experience in the past three years:

- Employer: Streamline Media Group
  Title: Advisor
  Dates of Service: July, 2021 - Present
  Responsibilities: Provide strategic advice in re videogame industry

Name: Harri Manninen

Harri Manninen's current primary role is with Play Ventures. Harri Manninen currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2022 - Present
  Responsibilities: Harri is a board member, representing a VC fund investor. He does not receive compensation.

Other business experience in the past three years:

- Employer: Play Ventures
  Title: Director
  Dates of Service: August, 2018 - Present
  Responsibilities: Board Member, Director

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering a Convertible Note in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
As a holder of convertible notes, you will have no voting rights. If the notes convert into Common Stock, the Common Stock has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all of the Convertible Notes we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock that the Convertible Notes sold in this offering may convert into. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Look Sharp Labs, Inc. was formed on 6/27/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Look Sharp Labs, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Look Sharp Labs d/b/a PlusMusic is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 6 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company's Chief Executive Officer currently has multiple roles
The CEO of Look Sharp Labs, Inc. d/b/a PlusMusic, Nick Venti, currently serves as CEO of another company, Adder Studios. Although Nick works up to 60 hours a week for PlusMusic and only approximately one hour a week for Adder Studios, co-manages PlusMusic with the rest of his Board of Directors, and intends to devote more of his time to PlusMusic moving forward, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Once PlusMusic is fully available to the public and begins generating consistent revenue, he intends to outsource the management of Adder Studios to devote his full attention to PlusMusic.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's “offer” to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Greatscale Impact Tech Fund 2 LLC (Managed by Aaron Contorer and Tyson McDowell; 40% owned by Greatscale Ventures LLC)	1,012,000	Common Stock	23.0899%
Greatscale Impact Tech Fund 2 LLC (Managed by Aaron Contorer and Tyson McDowell; 40% owned by Greatscale Ventures LLC)	4,363,306	Series Seed Preferred Stock	
Nick Venti	4,945,945	Common Stock	22.0276%
Nick Venti	182,047	Series Seed Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Convertible Promissory Note Series 2024 - CF, and SAFE.

Common Stock

The amount of security authorized is 29,136,274 with a total of 14,145,719 outstanding.

Voting Rights

One vote per share. See Other Material Rights below.

Material Rights

The total amount outstanding includes 2,060,865 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 1,602,856 shares to be issued pursuant to stock options issued.

General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Dividends, Liquidation, Dissolution. Preferred Stockholders hold senior preference over Common Stockholders.

Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided however that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Company's Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding Series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Company's Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more Series of Preferred Stock that may be required by the terms of the Amended and Restated Certificate of Incorporation the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(C) of the General Corporation Law.

Voting Rights of the Underlying Securities Sold in this Offering

Voting Proxy. Should the convertible promissory notes being issued in this offering convert into shares of Common Stock, the underlying shares of Common Stock carry a voting proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of

Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

For further information on the rights and privileges of this class of securities please see the Company's Amended and Restated Certificate of Incorporation and Certificate of Correction of Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Series Seed Preferred Stock

The amount of security authorized is 13,472,555 with a total of 12,797,862 outstanding.

Voting Rights

1 vote per number of whole shares of Common Stock into which shares of Preferred Stock are convertible.

Material Rights

Voting. On any matter presented to the stockholders of the Corporation fortheir action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting)j, each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on Such matter. Except as provided by law or by the other provisions ofthis Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Election of Directors. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as aseparate class, shall be entitled to elect one director ofthe Corporation (the "Series Seed Director") and the holders of record of the shares of Common Stock exclusively and as a Separate class, shall be entitled to elect two directors of the Corporation.

Preferred Stoek Protective Provisions. At any time when shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate ofIncorporation) the Written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting consenting or yoting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect: liquidate dissolve or wind-up the business and affairs of the Corporation effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing; amend, alter orrepeal any provision ofthis Amended and Restated Certificate of Incorporation or Bylaws ofthe Corporation; adversely change the powers, preferences or rights of the Preferred Stock; issue, redeem or acquire shares or other equity securities; reclassify, alter or amend any existing security of the Corporation that is pari passu with the Preferred Stock.

For further information on the rights and privileges of this class of securities please see the Company's Amended and Restated Certificate of Incorporation and Certificate of Correction of Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Convertible Promissory Note Series 2024 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note Series 2024 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: March 15, 2026
Interest Rate: 5.0%
Discount Rate: 15.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: $5,000,000 Qualified Equity Financing

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

Voting. The convertible promissory note that investors purchase in this Regulation CF offering does not hold voting rights. Should any convertible promissory notes convert into shares of the Company's Common Stock, those shares of Common Stock shall grant its voting rights by proxy to the Company's CEO. Please see the Common Stock's Other Material Rights section, above, and the Risk Factors section of this Offering Memorandum for further information.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $85,000.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $5,350,000.00
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a convertible note holder of the company, you will have no voting rights. Should the convertible notes convert into shares of Common Stock, as a minority holder of Common Stock, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public

offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, Simple Agreements for Future Equity [SAFEs] preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,000,000.00
  Number of Securities Sold: 12,797,862
  Use of proceeds: Research and Development, Operations, IP Development, Product Development, Team
  Date: February 03, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $85,000.00
  Use of proceeds: Research and Development, Operations, IP Development, Product Development, Team
  Date: November 06, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company's current capital resources would allow the business to operate until mid July. If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years without revenue. This is based on a current monthly burn rate of $50,000 including but not limited to R&D, payroll, and marketing.

Foreseeable major expenses based on projections:

We don't anticipate our expenses to change significantly overnight, but plan to gradually increase spend on marketing, payroll (by hiring more individuals) and expand our music list.

Future operational challenges:

Currently, the Company doesn't foresee additional challenges beyond raising the capital needed to ensure the product is launched and has an ability to grow.

Future challenges related to capital resources:

The Company is contemplating attracting additional sources of capital in the future to ensure our growth and scalability.

Future milestones and events:

Our short-term goal is to launch the product in Q2 of 2024 and find a product-market fit that will allow the Company to grow its user base, and eventually generate consistent revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2024, the Company has capital resources available in the form of $112,011 cash and $80,000 in a grant from Overwolf.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations and to our growth plans.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 92% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate until mid July. This is based on a current monthly burn rate of $50,000 including but not limited to R&D, payroll, and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $50,000 including but not limited to R&D, payroll, and marketing. We don't anticipate our expenses to change significantly overnight, but plan to gradually increase spend on marketing, payroll (by hiring more individuals) and expand our music list.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital.

Indebtedness

- Creditor: Shareholders
  Amount Owed: $18,820.00
  Interest Rate: 8.5%
  In 2023, the Company entered into loan agreements with some shareholders for a total loanable amount to the Company aggregating to $260,620 with an interest rate of 8.5% due 2 years from the grant of loan. The balance of these loans was nil and $18,820 as December 31, 2022 and 2023, respectively.

- Creditor: Third Parties
  Amount Owed: $85,000.00
  Interest Rate: 0.0%
  During the periods ending December 31, 2022 and 2023, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of

the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation cap of the agreements entered was $15M.

Related Party Transactions

- Name of Person: Shareholders
  Relationship to Company: Shareholders owned equity in the Company.
  Nature / amount of interest in the transaction: Shareholders own equity in the Company.
  Material Terms: During the year ended December 31, 2023, the Company had outstanding loans payable in the amount of $18,820 from the shareholders of the Company. The balance bears interest of 8.5% per annum and within 2 years.

Valuation

Valuation Cap: $15,000,000.00

Valuation Cap Details: The Company set its valuation internally, without a formal third-party independent evaluation. The post-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $85,000 in Simple Agreements for Future Equity (SAFEs) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  25.0%
  We plan to scale our marketing efforts to position PlusMusic as the preferred soundtrack platform for developers.

- Product
  25.0%
  We plan to scale our platform, expand AI capabilities, expand integrations, and launch Amplify directly to gamers.

- Music Content
  25.0%
  We plan to grow our music catalog to 1M tracks, and hope to include major artists.

- Company Employment
  18.5%
  We plan to expand our business development team to four individuals, and expand AI to include generative audio.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://plusmusic.ai/ (https://www.plusmusic.ai/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/plusmusic

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Look Sharp Labs, Inc.

[See attached]

Look Sharp Labs, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Look Sharp Labs, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 8, 2024

LOOK SHARP LABS. INC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash	1,981	868,277
Other current assets	7,470	400
Total Current Assets	9,451	868,677
Non-Current Assets:		
Intangible assets	24,377	27,109
Total Non-Current Assets	24,377	27,109
TOTAL ASSETS	33,828	895,786
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable	30,384	33,987
Total Current Liabilities	30,384	33,987
Non-Current Liabilities:		
Shareholder Loans payable	18,820	–
Total Non-Current Liabilities	18,820	–
TOTAL LIABILITIES	49,204	33,987
EQUITY		
Common stock	1,048	947
Preferred stock	1,280	1,171
Additional paid-in capital	3,496,716	3,047,178
Safe Note	85,000	–
Retained earnings	(3,599,420)	(2,187,496)
TOTAL EQUITY	(15,376)	861,799
TOTAL LIABILITIES AND EQUITY	33,828	895,786

LOOK SHARP LABS. INC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
REVENUES	24	2,296
COSTS AND EXPENSES		
Research and development	907,827	859,581
Salaries and wages	237,267	269,508
General and Administrative	134,870	77,572
Advertising and marketing	82,325	7,024
Professional fees	38,980	185,198
Transportation and travel	20,494	28,525
Amortization	2,732	2,732
Total Operating Expenses	**1,424,495**	**1,430,140**
Total Loss from Operations	**(1,424,471)**	**(1,427,844)**
Other Income (Expense)		
Other income	13,432	–
Interest expense	(47)	–
Total Other Income (Expense)	**13,386**	–
Loss Before Taxes	**(1,411,085)**	**(1,427,844)**
State tax	838	1,927
Net Loss	**(1,411,923)**	**(1,429,771)**

LOOK SHARP LABS. INC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Loss	(1,411,923)	(1,429,771)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	2,732	2,732
Other current assets	(7,070)	–
Accounts payable	(3,603)	33,988
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(7,941)	36,720
Net Cash used in Operating Activities	(1,419,863)	(1,393,051)
FINANCING ACTIVITIES		
Proceeds from:		
Loans payable	18,820	–
Issuance of common and preferred stock	449,747	2,133,180
Safe note	85,000	–
Net Cash provided by Financing Activities	553,567	2,133,180
Cash at the beginning of period	868,277	128,149
Net Cash increase (decrease) for period	(863,296)	740,129
Cash at end of period	1,981	868,277

LOOK SHARP LABS. INC STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Preferred Stock					Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	SAFE Note	Deficit	
Beginning balance at 1/1/22	9,469,998	947	-	-	-	915,170	(757,727)	158,390
Conversion of SAFE Note	-	-	6,545,705	655	914,515	(915,170)	-	-
Issuance of Preferred Stock	-	-	5,159,547	516	2,132,664	-	-	2,133,180
Net loss	-	-	-	-	-	-	(1,429,771)	(1,429,771)
Ending balance at 12/31/22	9,469,998	947	11,705,252	1,171	3,047,179	-	(2,187,498)	861,799
Issuance of Common and Preferred Stock	1,012,000	101	1,092,610	109	449,537	-	-	449,747
Issuance of SAFE Note	-	-	-	-	-	85,000	-	85,000
Net loss	-	-	-	-	-	-	(1,411,923)	(1,411,923)
Ending balance at 12/31/23	10,481,998	1,048	12,797,862	1,280	3,496,716	85,000	(3,599,420)	(15,376)

Look Sharp Labs, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Look Sharp Labs, Inc ("the Company") was formed in Delaware on December 18, 2018. The company provides two (2) products: AMP (B2B) that earns revenue using a SAAS platform and music licensing marketplace to provide their video game with adaptive music technology. The Company is launching PlusMusic app (B2C) that will earn revenue by way of subscription service to 'gamers' (game players) and provide customers with selected music that will adapt to game play in place of the original game soundtrack. The Company is located in San Diego, CA and our customers will be located globally.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations

2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last

3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results

4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market

Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $868,277 and $1,981 in cash as of December 31, 2022 and December 31, 2023, respectively.

Other Current Assets

Other current assets pertain to the Company's prepaid insurance and deposits. Other current assets are recorded at cost. The Company had other current assets of $400 in deposits as of December 31, 2022 and $7,470 in prepaid insurance as of December 31, 2023.

Copyrights

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for intangible assets. Intangible assets are recorded at cost. Amortization is provided using the straight-line method, based on the useful life of the assets, in which case is 14 years. Intangible assets amounted to $27,109 and $24,377 as of December 31, 2022 and December 31, 2023, respectively.

The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022 and December 31, 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through its soundtrack replacement service. The Company's payments are generally collected at the time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period and revenue is recognized over the life of the subscription as performance obligations are satisfied.

The Company also generates revenues through music licensing. The Company's payments are generally collected at the time of the 'project' (video game) release. The Company's primary performance obligation is to have all music in its marketplace cleared and legally able to be used in video games and revenue is recognized as performance obligations are satisfied.

Research and Development

Research and development costs consist of payroll and related expenses for employee, computer hardware and software development costs in developing the Company's operations which are recognized as expenses as costs are incurred.

General and Administrative

General and administrative expenses consist of expenses to independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. The Company hired an independent appraiser to value the Company's common stock which resulted to a $0.09 valuation per share.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	**Weighted average exercise price**	**Weighted average intrinsic price**
Total options outstanding, January 1, 2022	650,000	0.09	0.09
Granted	-	-	-
Forfeited	-	-	-
Total options outstanding, December 31, 2022	650,000	0.09	0.09
Granted	1,410,000	0.09	0.09
Forfeited	-	-	-
Total options outstanding, December 31, 2023	2,060,000	0.09	0.09
Total options exercisable, December 31, 2023	937,318	0.09	0.09

The following presents an analysis of the nonvested options that is vested in the succeeding years:

	Nonvested Options	Weighted average fair value
Nonvested options, January 1, 2022	-	-
Granted	-	-
Vested	-	-
Nonvested options, December 31, 2022	-	-
Granted	1,410,000	0
Vested	(287,318)	0
Nonvested options, December 31, 2023	1,122,682	0

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The provisions for income taxes consists of the Company's current income tax amounting to $1,927 and $838 for the years ended December 31, 2022 and 2023, respectively.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2023, the Company had outstanding loans payable in the amount of $18,820 from the shareholders of the Company. The balance bears interest of 8.5% per annum and within 2 years.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans - In 2023, the Company entered into loan agreements with some shareholders for a total loanable amount to the Company aggregating to $260,620 with an interest rate of 8.5% due 2 years from the grant of loan. The balance of these loans was nil and $18,820 as December 31, 2022 and 2023, respectively.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2022 and 2023, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation cap of the agreements entered was $15M.

NOTE 6 – EQUITY

The Company has authorized 29,136,274 of common shares with a par value of $0.0001 per share. 9,469,998 and 10,481,998 shares were issued and outstanding as of 2022 and 2023, respectively.

Voting: Commonare entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 13,472,555 of preferred shares with a par value of $0.0001 per share. 11,705,252 and 12,707,862 shares were issued and outstanding as of 2022 and 2023, respectively.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 8, 2024, the date these financial statements were available to be issued.

As part of the loan agreements of the Company with its shareholders, additional loans were granted to the Company aggregating to $145,250. The balance of these loans amounted to $163,670 as of March 8, 2024.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF PLUSMUSIC

Music For The Gaming Generation

PlusMusic aims to be the future of music streaming services, but with a twist- it's designed specifically for the 3.32 billion gamers in the $282 billion annual gaming market. PlusMusic...

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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


EPIC
MegaGrants
PlusMusic
AI Powered Music Service for Gamers

$11,528.87 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

REASONS TO INVEST

- REVOLUTIONARY AI TECHNOLOGY: With 8 patents, PlusMusic aims to shape the future of music in digital experiences with our technology that seamlessly adapts songs with live gameplay.

- STRATEGIC MARKET POSITIONING & VC BACKING: Positioned at the intersection of the $282B gaming and $33B music streaming industries in 2024, we've secured $3M in VC funding and forged a partnership with gaming giant Overwolf.

- EXPERT LEADERSHIP AND MARKET READY PRODUCT: With developed tech, an experienced leadership team, and a licensed music catalog featuring hundreds of thousands of songs, we're ready to make a significant impact.

Invest Now
5.0% Interest Rate

RAISED	INVESTORS
$11,528.87	8
MIN INVEST	**VALUATION CAP**
$200	$15M

TEAM



Nick Venti • CEO, Founder, Principal Accounting Officer, Board Member

With 20+ years of experience in the music industry, Nick is an Award-winning musician, producer, serial entrepreneur and business owner. Former touring musician and owner of independent record label Mass. Measure Records, Venti specializes in music-focused ...

Read More



Brian Karscig • Co-Founder, Head of Music, Board Member

Brian Karscig boasts a 20+year music career, showcasing unwavering dedication and multifaceted talent. As Louis XIV's co-singer, guitarist, and songwriter, he gained international acclaim for his global charting singles, live performances and discography...

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Shawn Layden • Board Member

Shawn Layden is an industry veteran with over 30 years of experience in consumer electronics and the video game industry. He served as the chairman of PlayStation Worldwide Studios and President and CEO of Sony Interactive Entertainment America. ...

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Show More

THE PITCH

Revolutionize Your Gaming and Music Experience with AI


PlusMusic
Music for gamers: A next generation music platform

PlusMusic is currently in development and expects to soon release as invite-only.

A paradigm shift is underway in music and games. 42% Gen-Z gamers prefer their own music instead of in-game soundtracks, highlighting a need for a tailored music service for the games industry. To address this, we're developing an innovative music service powered by AI, designed specifically for gamers. Our service features an Adaptive AI that dynamically adjusts songs to match in-game actions and digital environments in real time. This opens up exciting opportunities for musicians to expand the use of their music across various digital platforms, enhancing the gaming experience with a focus on personalization and immersion.


42%
Why Games + Music?
42% of Gen-Z gamers are turning off in-game music and listening to their own

THE OPPORTUNITY

Shaping the Future of Music with AI


Adaptive Music AI
AI that turns the worlds' music into adaptive soundtracks
AI-DRIVEN MUSIC MATCHING
Effortlessly syncs music to in-game moments for a captivating experience
PATENTED TECH
PlusMusic proudly holds 6 issued patents and 1 additional application in process
PROPRIETARY FILE FORMAT
Crafted for perfect playback, enhancing the immersion within digital environments
MACHINE COGNITION FOR SONGS
Deconstructs full-length songs into logical segments and stems for seamless adaptation

Why Now?

As the entertainment world shifts towards personalized experiences, PlusMusic believes it's at the forefront, bridging the $282 billion gaming industry with the $68 billion music industry. This union opens up a tremendous market opportunity that we're uniquely positioned to capture. We believe our groundbreaking Adaptive Music AI is changing the game by enhancing your favorite songs in real-time, making gaming more immersive than ever. With a vast library of licensed music and strong partnerships in the industry, we've set the stage for success. Our progress is evident with $3 million in funding and a team of experts from Nielsen, Sony, and Gracenote. As we gear up for our Q2 2024 launch, PlusMusic is not just ready to meet the moment — we're ready to define it. Importantly, our AI enhances existing music rather than replacing musicians, ensuring a win-win for all (Source).


Gamers listen to the most music:
GAMERS
~7.6 HRS
WEEKLY
ALL CONSUMERS
~3.6 HRS WEEKLY
MUSIC SUBSCRIBERS
~6.9 HRS WEEKLY

Why Games + Music?

Gaming is poised for the next big moment with music. Similar to TikTok's impact on social, PlusMusic thinks it can do that for gaming. Gamers are seeking alternative soundtracks to enhance their gaming experience and are significant consumers of music while playing. Streamers, a highly visible subset of gamers, require music that won't lead to copyright issues on their streams. PlusMusic addresses this need by offering claim-free music, ensuring streamers can safely use it in their content. We're launching a music service for gamers, and we're developing a licensed product with a subscription fee starting at $2.99/month, which we plan to license our technology to gaming companies, keeping an eye on evolving music trends for new opportunities.

THE MARKET & OUR TRACTION

PlusMusic Hits the High Note

We've strategically positioned PlusMusic at the intersection of two giant industries at the beginning of the shift of entertainment into the interactive era. Games are just the beginning. Our planned trajectory is highlighted by pivotal achievements, including the perfection of our state-of-the-art Adaptive Audio AI capable of processing over 50,000 songs weekly. This technological prowess earned us the Epic Games MegaGrant and support from the OverWolf Creators Fund, showcasing our potential to revolutionize interactive entertainment. Our financial milestones further underline our market presence, securing a $2.5 million seed round in 2022 following a successful pre-seed round led by Greatscale Ventures. This financial backing, coupled with a strategic partnership with OverWolf and its 38 million monthly active users, prepares us to redefine gaming experiences alongside top titles, enhancing gameplay with immersive, adaptive soundtracks.


$282B
Gaming Market
Launching on overwolf
APPS & MORE FOR
DOTA 2
APPS & MORE FOR
FORTNITE
APPS & MORE FOR
APEX LEGENDS
APPS & MORE FOR
VALORANT
APPS & MORE FOR
RAINBOW SIX
APPS & MORE FOR
LEAGUE OF LEGENDS


And over 10+ More Titles

Source

Market-Ready Product

Our anticipated launch into the market is not just about technological innovation; it's backed by a rich catalog of over 400,000 songs and a rapidly growing adoption rate among developers, with over 1,000 developers already integrating our solution. PlusMusic's introduction across popular games such as League of Legends, Dota 2, and Fortnite, amongst others, signifies a new era where every game session is elevated into a unique musical journey, blending the thrill of gaming with the depth of music. This fusion not only enhances the user experience but also opens up new avenues for artist exposure and monetization, promising a vibrant ecosystem for all stakeholders.


Our Traction
Adaptive Music AI: Built, trained, and in production
PlusMusic—AI powered music service for gamers ready for launch

The Right Team

The core of PlusMusic is our diverse and skilled team, a blend of industry veterans from music, gaming, and technology sectors, including talents from major labels, indie scenes, and AI and ML experts from renowned firms like Nielsen and Gracenote. Our collective expertise, evidenced by 7 patents, is dedicated to forging an unparalleled experience in the gaming and music landscape. This multidisciplinary approach ensures that PlusMusic isn't merely a platform, but a movement towards a more immersive, emotionally engaging, and financially rewarding future for developers, artists, and gamers alike, setting a new standard for interactive digital experiences.

WHY INVEST

The Future of Music


FORTNITE
PLUSMUSIC
Join Us
And unlock the potential of games+music together and shape the future of digital experiences.

PlusMusic is currently in development and expects to soon release as invite-only.

The future of music consumption lies in immersive digital experiences, and we believe PlusMusic sits at the precipice of this revolution. Our goals include expanding to major consoles, venturing into VR/AR, UGC and metaverse-we're just getting started.

Be at the forefront of a future where your favorite games and songs come together, adapted by AI for an unforgettable experience. Let's unlock the potential of games+music together and shape the future of digital experiences.

Invest today and be a part of the future of interactive entertainment– join PlusMusic!

ABOUT

HEADQUARTERS
8280 Clairemont Mesa Blvd, Suite 112
San Diego, CA 92105

WEBSITE
View Site

PlusMusic aims to be the future of music streaming services, but with a twist- it's designed specifically for the 3.32 billion gamers in the $282 billion annual gaming market. PlusMusic's AI transforms our extensive music library into interactive music for games. PlusMusic is pre-revenue and has recently launched their service as invite only.

TERMS

PlusMusic

Overview

INTEREST RATE
5.0%

VALUATION CAP
$15M

MATURITY DATE
Mar 27, 2026

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$200

OFFERING TYPE
Convertible Notes

DISCOUNT RATE
15.0%

TYPE OF EQUITY
Common Stock

CONVERSION TRIGGER
$5,000,000

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

A convertible note offers you the right to receive Common Stock in PlusMusic. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $15,000,000.00 Valuation Cap or if less, then you will receive a 15.00% discount on the price the new investors are paying. You also receive 5.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.*

Investment Incentives and Bonuses*

Loyalty Bonus

As you are an existing investor, friend, family, or Beta tester, you are eligible for an additional 10% increase in the annual interest rate.

Testing the Waters Reservations Page Bonus

All Reservations Holders in the Testing the Waters Page will receive 5% increase in the annual interest rate.

Time-Based Perks

Extreme Early Bird - Invest in the first week and receive 20% increase in the annual interest rate.

Super Early Bird - Invest in the first two weeks and receive 15% increase in the annual interest rate.

Early Bird - Invest in the first three weeks and receive 10% increase in the annual interest rate.

Flash Perk - Invest $1,000+ between Day 45-52 and receive 10% increase in the annual interest rate.

Amount-Based Perks

Tier 1 Perk — Invest $500+ and receive 6 months premium, 5 invites to PlusMusic.

Tier 2 Perk — Invest $1,000+ and receive 1 year premium, 5 invites to PlusMusic, exclusive T-shirt + 5% increase in the annual interest rate.

Tier 3 Perk — Invest $5,000+ and receive 1 year premium, 5 invites to PlusMusic, exclusive T-shirt, + 7% increase in the annual interest rate.

Tier 4 Perk — Invest $10,000+ and receive 1 year premium, 5 invites to PlusMusic, exclusive T-shirt + 10% increase in the annual interest rate.

Tier 5 Perk — Invest $25,000+ and receive 1 year premium, 10 invites to PlusMusic, exclusive T-shirt + 15% increase in the annual interest rate.

Tier 6 Perk — Invest $50,000+ and receive 1-Lifetime Diamond club membership, 10 invites to PlusMusic, exclusive T-shirt + 20% increase in the annual interest rate.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Owners' Bonus

Look Sharp Labs, Inc. d/b/a PlusMusic will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's Bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus, and the Testing the Waters Reservation in addition to the aforementioned bonus.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Should the convertible promissory notes sold in this offering convert into shares of Common Stock, each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

NEW UPDATES

05.10.24

WOW! 6K users in just 5 days

We're thrilled to share a remarkable spike in user growth at PlusMusic! In just the last five days, we've welcomed over 6,000 new users, averaging an impressive 1,200 new sign-ups daily. This surge highlights the growing demand and enthusiasm for our unique integration of music and gaming experiences, propelling us forward in our mission to redefine music streaming. Stay tuned for more exciting updates as we continue to expand and innovate at the frontier of music and digital entertainment.


RAISED $3M FROM VENTURE CAPITAL
INVEST IN THE FUTURE OF MUSIC IN GAMING
DOTA 2
PUNK
R&
PLUSMUSIC

ALL UPDATES

05.07.24

PlusMusic App Sees 1982% Growth in 4 Days!

Exciting news: our app on PlusMusic has soared by 2410% in just four days, leaping from 112 to an impressive 2700 downloads! This isn't just growth; it's a seismic shift. Join us in reshaping the music streaming industry!


RAISED $3M FROM VENTURE CAPITAL
INVEST IN
THE FUTURE
OF MUSIC
IN GAMING
DOTA 2
PUNK
PLUSMUSIC PLUSMUSIC PLUSMUSIC PLUSMUSIC PLUSMUSIC PLUSMUSIC PLUSMUSIC

05.02.24

PlusMusic Beta is now live inside Overwolf Store

The wait is finally over and you can be one of the first users to test our new music service for gamers!

Created in partnership with Overwolf, PlusMusic allows gamers to replace in-game soundtrack with the music of your choice, adapted to the moments of gameplay. Select the best music from our library of 400k+ tracks and experience your favorite games in a new way.

Learn more & download the app today - https://www.overwolf.com/app/PlusMusic-PlusMusic


RAISED $3M FROM VENTURE CAPITAL
INVEST IN
THE FUTURE
OF MUSIC
IN GAMING
VALOR
PLUSMUSIC PLUSMUSIC PLUSMUSIC PLUSMUSIC PLUSMUSIC PLUSMUSIC PLUSMUSIC

04.23.24

PlusMusic and Overwolf Partner to Revolutionize In

We're thrilled to partner with Overwolf and receive their Creator Fund Grant. This collaboration allows us to enhance the gaming experience for players worldwide.

1. Problem: Gamers often mute repetitive in-game music, but streaming personal music disconnects from the gameplay.

2. PlusMusic's Solution: Our team of musicians and gamers developed a revolutionary music app that adapts your favorite tunes to in-game events in real-time. Available now on the Overwolf App Store.

Whether you're playing League of Legends, Fortnite, Valorant, DOTA 2, or Path of Exile, PlusMusic ensures your music adapts to the game's atmosphere. Build playlists, choose your music, and let PlusMusic do the rest.

Experience the future of gaming audio today with PlusMusic, exclusively on the Overwolf App Store.


PLUSMUSIC
overwolf

04.16.24

PlusMusic.AI has partnered with Amazon Web Service

AMAZON:

Exciting News! Today we're thrilled to announce that PlusMusic.AI has partnered with Amazon Web Services (AWS) Network. This partnership validates our AI music tech solution and allows us to be a part of Amazon's Marketplace.

Thank you to AWS and we're looking forward to working with the team on providing revolutionary music tech in the gaming space!hashtag#aws hashtag#gaming hashtag#music hashtag#FTR hashtag#amazon


PLUSMUSIC
PlusMusic is now an AWS Partner
plusmusic.ai
aws
PARTNER
aws
Qualified Software

04.15.24

PlusMusic join NVIDIA Inception Program

We're thrilled to announce that PlusMusic joins the prestigious NVIDIA Inception Program, designed to help startups build their solutions and grow their businesses faster.

Exciting times ahead as we leverage cutting-edge tech, connect with venture capitalists, and tap into NVIDIA's latest resources! hashtag
#nvidia hashtag
#nvidiainception



NVIDIA
INCEPTION PROGRAM
NVIDIA INCEPTION
MEMBER

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into PlusMusic.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner’s Bonus

Owner’s Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Tier 1 Perk

Invest $500+ and receive 6 months premium, 5 invites to PlusMusic.

$1,000

Flash Perk

Invest $1,000+ between Day 45-52 and receive 10% increase in the annual interest rate.

07	23	40	51
Days	Hours	Minutes	Seconds

Select

Select

$1,000

Tier 2 Perk

Invest $1,000+ and receive 1 year premium, 5 invites to PlusMusic, exclusive T-shirt + 5% increase in the annual interest rate.

Select

$5,000

Tier 3 Perk

Invest $5,000+ and receive 1 year premium, 5 invites to PlusMusic, exclusive T-shirt, + 7% increase in the annual interest rate.

Select

$10,000

Tier 4 Perk

Invest $10,000+ and receive 1 year premium, 5 invites to PlusMusic, exclusive T-shirt + 10% increase in the annual interest rate.

Select

$25,000

Tier 5 Perk

Invest $25,000+ and receive 1 year premium, 10 invites to PlusMusic, exclusive T-shirt + 15% increase in the annual interest rate.

Select

$50,000

Tier 6 Perk

Invest $50,000+ and receive 1- Lifetime Diamond club membership, 10 invites to PlusMusic, exclusive T-shirt + 20% increase in the annual interest rate.

Select

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hey, I'm Nick Venti, I'm the CEO of PlusMusic. I'm excited to share what we built here at the company.

I'm excited to share what we've built here at the company.

PlusMusic is launching a music service for the gaming generation. It's music for gamers. Now after two years of intense development, coding, licensing music, raising money, building an amazing team, filing patents, doing the start up journey, we're finally ready to launch PlusMusic.

Now, we believe we're gonna change the game when it comes to music and games. We're making music interactive so when you're playing your video games, when you're doing anything in a digital experience, your music can now shift and change and become completely immersive to your personalized experience.

So why a music service for the gamer generation to start? Well, there's 3.2 billion gamers out there. There's $280 billion a year that flows through the games industry. It's the right place for us to start and it's the right place for all next generation digital experiences in our opinion.

So games + music. We're planning to expand beyond that but we're starting in games + music. Again, good place to start but from here it's meta-verse, UGC platforms, ARVR, there's a tremendous amount of digital experiences that are in need of soundtracking.

So let's start by just talking about what PlusMusic is. Let's go over the three pieces that are critical to our company.

One, we believe we developed a groundbreaking AI. It's called adaptive audio AI and that converts every song into a flexible, digital piece of audio that can move and change alongside your digital experience starting with games.

Two, it's a revolutionary music player. This music player takes game data directly from the game, and applies that music in the file format that we invented to be able to make a totally unique music experience. And this one, we're gonna be launching on PC based games.

And then number three, it's next generation music service so wrapping all of that up. We did a ton of licensing - we have hundreds of thousands of the greatest music out there. It's amazing. We can't wait for you to try it out.

When we when you think about a great company like this, we all need a flywheel strategy right? So ours starts with music licensing. So music catalog growth, then processing that music with AI. And we have the rights and so we really believe in ethical AI here at the company. So we go - music catalog, AI processing, game data, then we get more gamer feedback and then we make a better product and that flywheel goes around and around. And that's what we're really focused on here at the company.

We're also on a mission to make more revenue for musicians. We've opened the door so what we think it's an untapped market and inside of digital experiences.

And so we also believe the right team to do this. Brian Karscig and I - we started this company, we co-founded it together, and we've assembled an amazing team around us. So AI, people from the AI world, people from the music business, people from the game industry, tech industry all came together to really make this unique, unique team and unique company to come together.

Now we're going out in Q2 2024. We're launching on OverWolf. Overwolf is a great company, go check them out. Think about them like an App Store but for PC based games and so they have millions, tens of millions of users that come in there every month. It's a great place for us to start launching some of the biggest games connected to our player, in the world.

Now that is where we start and we can't wait for you to get your hands on this and come in and play it. So PlusMusic's journey to here has been just an amazing amalgamation of team, ideas, coming together with two big industries, put it together this product and this service, which we think is gonna change the game for both of these industries.

Now next is you. We can't wait for you to join us on this journey. Thank you for taking a look at this video if you have more questions, please put them in the comments down there. But, let's go on this journey. Let's go do this. Thanks so much for your time.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION OF ITS STOCK HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2024 - CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. **Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on March 27, 2026 (the "Maturity Date").

2. **Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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State of Delaware
Secretary of State
Division of Corporations
Delivered 02:43 PM 01/21/2022
FILED 02:43 PM 01/21/2022
SR 20220208217 - File Number 7190706

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF LOOK SHARP LABS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Look Sharp Labs, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Look Sharp Labs, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on December 12, 2018.

2. That the Corporation's Board of Directors (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Look Sharp Labs, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 28,027,182 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 12,445,662 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. **COMMON STOCK**

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided, however,* that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. **PREFERRED STOCK**

Of the authorized Preferred Stock of the Corporation, 12,445,662 shares are hereby designated "**Series Seed Preferred Stock**", with the following rights, preferences, powers and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections and Sections of Part B of this Article Fourth.

The "**Original Issue Price**" shall mean $0.4282 per share for the Series Seed Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

1. **Dividends.**

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of the Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of the Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price for such series of Preferred Stock; *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of a series of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend for such series of Preferred Stock.

2. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

2.1 **Preferential Payments to Holders of Preferred Stock**. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the "**Preferred Liquidation Amounts**"), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 **Payments to Holders of Common Stock**. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the assets of the Corporation available for distribution to its stockholders and not payable to the holders of shares of Preferred Stock pursuant to Section 2.1, and (b) a Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the consideration available for distribution to the stockholders of the Corporation and not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the Available Proceeds not payable to the holders of shares of Preferred Stock pursuant to Section 2.1, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 **Deemed Liquidation Events**.

2.3.1 **Definition**. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock voting together as a single class on an as-converted to Common Stock basis, which shall expressly include Play Ventures Investments VCC acting for the purposes of Play Ventures Opportunity Fund for so long as Play Ventures Investments VCC acting for the purposes of Play Ventures Opportunity Fund owns any shares of outstanding Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole (including, without limitation, all or substantially all of the intellectual property of the Corporation and its subsidiaries taken as a whole), or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 **Effecting a Deemed Liquidation Event**.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2..

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable amount per share that the holders of each series of Preferred Stock are entitled to receive under Sections 2.1 and 2.2. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. If the Requisite Holders request to have all outstanding shares of Preferred Stock redeemed pursuant to this Section 2.3.2(b), the Corporation shall send written notice (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than ten days prior to the date of redemption (the "**Redemption Date**") stating: (A) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (B) the Redemption Date and the price per share that the holder will receive (the "**Redemption Price**"); (C) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4.1); and (D) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed. On or before the Redemption Date, each holder of shares of Preferred Stock to be redeemed on the Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except (1) as contemplated by the terms of such Deemed Liquidation Event approved by the Requisite Holders or to discharge expenses incurred in connection with such Deemed Liquidation Event; (2) in the ordinary course of business; or (3) as approved by the Board of Directors, including the approval of the Series Seed Director (as defined in Section 3.2), in the event there is one on the Board of Directors.

2.3.3 **Amount Deemed Paid or Distributed.** The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors, including the approval of the Series Seed Director, in the event there is one on the Board of Directors.

2.3.4 **Allocation of Escrow and Contingent Consideration**. In the event of a Deemed Liquidation Event pursuant to Section **Error! Reference source not found.Error! Reference source not found.Error! Reference source not found.**, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections **Error! Reference source not found.** and **Error! Reference source not found.** as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections **Error! Reference source not found.** and **Error! Reference source not found.** after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section **Error! Reference source not found.**, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. **Voting.**

3.1 **General**. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 **Election of Directors**. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series Seed Director**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation; *provided, however,* that any initial director or directors that any class or classes or series of Preferred Stock shall be entitled to elect in accordance with the foregoing may also be appointed by the Board of Directors, acting by a majority of the sitting directors, regardless of whether any such sitting directors are elected by any particular class or classes or series of capital stock, without any action by the holders of such class or classes or series of Preferred Stock. Any director elected (or appointed) as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2 (and to the extent any of such directorships is not otherwise filled by a director appointed by the Board of Directors in accordance with the first sentence of this Section 3.2), then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship elected by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2.

3.3 **Preferred Stock Protective Provisions**. At any time when shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation (the "**Bylaws**");

3.3.3 adversely change the powers, preferences or rights of the Preferred Stock;

3.3.4 issue, redeem or acquire shares or other equity securities;

3.3.5 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such power, preference, or special right, or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such power, preference, or special right;

3.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, or (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

3.3.7 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.8 create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan;

3.3.9 cause any employee, officer, director or stockholder of the Corporation (a "**Related Party**") or member of such Related Party's immediate family, or any corporation, partnership or other entity in which such Related Party is an officer, director or partner, or in which such Related Party has significant ownership interests or otherwise controls, to be indebted to the Corporation nor have any material contract with the Corporation, unless approved by the Board of Directors, including the express approval of the Series Seed Director, in the event there is one on the Board of Directors;

3.3.10 effect a Direct Listing or enter into a SPAC Transaction (each as defined in Section 5.1);

3.3.11 cause or permit the Corporation, any of its subsidiaries, or any of its employees, consultants, or agents (when acting in furtherance or on behalf of the Corporation or any of its subsidiaries), to (a) sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency, decentralized application tokens, protocol tokens, blockchain-based assets, or other cryptofinance coins, tokens or similar digital assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event, "airdrop" or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens, including Simple Agreements for Future Tokens or similar agreements or (b) develop computer software or a computer network either incorporating Tokens or permitting the generation of tokens by network participants; or

3.3.12 increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors under this Amended and Restated Certificate of Incorporation, or adopt any provision inconsistent with Article Sixth.

4. **Optional Conversion**. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 **Right to Convert.**

4.1.1 **Conversion Ratio.** Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall, as of the date of the filing of this Amended and Restated Certificate of Incorporation, be equal to $0.4282 for the Series Seed Preferred Stock. Such Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 **Termination of Conversion Rights**. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; *provided* that the foregoing termination of Conversion Rights shall not affect the amounts otherwise paid or payable in accordance with Section 2.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 **Fractional Shares**. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 **Mechanics of Conversion.**

4.3.1 **Notice of Conversion**. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 **Reservation of Shares**. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 **Effect of Conversion**. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of such series of Preferred Stock accordingly.

4.3.4 **No Further Adjustment**. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 **Taxes**. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 **Adjustments to Preferred Stock Conversion Price for Diluting Issues.**

4.4.1 **Special Definitions**. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Series Seed Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any particular series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on (A) such series of Preferred Stock; or (B) multiple series of Preferred Stock that include such series of Preferred Stock if such series of Preferred Stock receives at least a pro rata share of such dividend or distribution;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 and 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors, including the approval of the Series Seed Director, in the event there is one on the Board of Directors;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors, including the approval of the Series Seed Director, in the event there is one on the Board of Directors;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors, including the approval of the Series Seed Director, in the event there is one on the Board of Directors;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such issuances are approved by the Board of Directors, including the approval of the Series Seed Director, in the event there is one on the Board of Directors; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors, including the approval of the Series Seed Director, in the event there is one on the Board of Directors.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "**Series Seed Original Issue Date**" shall mean the date on which the first share of Series Seed Preferred Stock was issued.

4.4.2 **No Adjustment of Preferred Stock Conversion Price**. No adjustment in the Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 **Deemed Issue of Additional Shares of Common Stock.**

(a) If the Corporation at any time or from time to time after the Series Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed Original Issue Date), are revised after the Series Seed Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 **Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock**. In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "**CP_2**" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "**CP_1**" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of

Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "**B**" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 **Determination of Consideration**. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) **Cash and Property**. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) **Options and Convertible Securities**. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for

Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 **Multiple Closing Dates.** In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances).

4.5 **Adjustment for Stock Splits and Combinations.** If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 **Adjustment for Certain Dividends and Distributions.** In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 **Adjustments for Other Dividends and Distributions**. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 **Adjustment for Merger or Reorganization, etc**. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10 **Notice of Record Date**. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten days prior to the record date or effective date for the event specified in such notice.

5. **Mandatory Conversion**.

5.1 **Trigger Events**. All outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1, (a) immediately prior to the closing of the sale of shares of Common Stock (or other equity securities of the Corporation) to the public at a price of at least $2.3025 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock or such other equity securities), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock (or such other equity securities) are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors; (b) immediately prior to the effectiveness of the registration statement in connection with the initial listing of the Common Stock (or other equity securities of the Corporation) on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors by means of an effective registration statement filed by the Corporation with the Securities and Exchange Commission, without a related underwritten offering of such Common Stock (or other equity securities), for which the Board of Directors, including the approval of the Series Seed Director, in the event there is one on the Board of Directors, determines that the Corporation is expected to have a market capitalization equal to or greater than

$100,000,000 at any time on the first day of trading (a "**Direct Listing**"); (c) immediately prior to the consummation of a transaction or series of related transactions by merger, consolidation, share exchange or otherwise of the Corporation with a publicly-traded "special purpose acquisition company" or its subsidiary (collectively, a "**SPAC**"), immediately following the consummation of which the common stock or share capital of the SPAC or its successor entity is listed on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, including the approval of the Series Seed Director, in the event there is one on the Board of Directors (such transaction or series of related transactions, the "**SPAC Transaction**"); and (d) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (any of (a), (b), (c) or (d), the "**Mandatory Conversion Time**"). Such automatically converted shares of Preferred Stock may not be reissued by the Corporation. For the avoidance of doubt, upon automatic conversion of all outstanding shares of Preferred Stock into shares of Common Stock immediately prior to a SPAC Transaction pursuant to clause (c) of the first sentence of this Section 5.1, all rights of the Preferred Stock under Section 2 with respect to preferential payments (or any other payments that may otherwise differ from distributions to Common Stock) will terminate, and no such rights shall apply with respect to the SPAC Transaction.

5.2 **Procedural Requirements**. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. **Redemption**. The shares of Preferred Stock shall not be redeemable by any holder thereof, except as may be otherwise provided herein.

7. **Redeemed or Otherwise Acquired Shares**. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither

the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8. **Waiver**. Except as otherwise set forth herein or required by law, any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

9. **Notices**. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws. Each director shall be entitled to one vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of the Series Seed Preferred Stock are entitled to elect a Series Seed Director, the affirmative vote the Series Seed Director shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.5 of the Investors' Rights Agreement, dated on or around the effective date of this Amended and Restated Certificate of Incorporation, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or elimination.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the shares of Series Seed Preferred Stock then outstanding will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

(*signature page follows*)

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on January 21, 2022.

DocuSigned by:

By: Nick Venti

CBB762A64C9B449...

Nick Venti, Chief Executive Officer

**CERTIFICATE OF CORRECTION OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
LOOK SHARP LABS, INC.**

Look Sharp Labs, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "***Company***"), in accordance with the provisions of Section 103 thereof, DOES HEREBY CERTIFY:

1. The name of the Company is Look Sharp Labs, Inc.

2. The Company's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 12, 2018.

3. That an Amended and Restated Certificate of Incorporation (the "***Restated Certificate***") was filed with the Secretary of State of the State of Delaware on January 21, 2022 and such Restated Certificate requires correction as permitted by subsection (f) of Section 103 of the General Corporation Law of the State of Delaware.

4. The inaccuracies to be corrected are (i) a typographical error that was made with respect to the original issue price for the Series Seed Preferred Stock, which was incorrectly listed as $0.4282, and (ii) a typographical error that was made with respect to the number of shares of Common Stock and Preferred Stock listed throughout the Restated Certificate.

5. The first sentence of Article Fourth of the Restated Certificate is corrected to read as follows:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 29,136,274 shares of Common Stock, $0.0001 par value per share ("Common Stock") and (ii) 13,472,555 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock")."

6. The first two sentences of Article Fourth, Part B of the Restated Certificate is corrected to read as follows:

> "Of the authorized Preferred Stock of the Corporation, 13,472,555 shares are hereby designated "**Series Seed Preferred Stock**", with the following rights, preferences, powers and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections and Sections of Part B of this Article Fourth.
>
> **The "Original Issue Price**" shall mean $0.4119 per share for the Series Seed Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock."

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:57 PM 01/28/2022
FILED 01:57 PM 01/28/2022
SR 20220291659 - File Number 7190706

7. Article Fourth, Part B, Section 4.1.1 of the Restated Certificate is corrected to read as follows:

> "**Conversion Ratio**. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" shall, as of the date of the filing of this Amended and Restated Certificate of Incorporation, be equal to $0.4119 for the Series Seed Preferred Stock. Such Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below."

IN WITNESS WHEREOF, the Company has caused this Certificate of Correction to be executed as of the 28th day of January, 2022.

LOOK SHARP LABS, INC.

DocuSigned by:

By: Nick Venti

CBB762A64C9B449...

Name: Nick Venti, Chief Executive Officer

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

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Making Music Interactive with AI

PlusMusic aims to be the future of music streaming services, but with a twist- it's powered by our patented adaptive AI and designed specifically for the 3.32 billion gamers in the $2...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



PlusMusic
AI Powered Music Service for Gamers

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REASONS TO INVEST

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INVESTORS: ---
VALUATION CAP: $15M

- PlusMusic aims to shape the future of music in digital experiences with our technology that seamlessly adapts songs with live gameplay.
- STRATEGIC MARKET POSITIONING & VC BACKING: Positioned at the intersection of the $282B gaming and $33B music streaming industries in 2024, we've secured $3M in VC funding and forged a partnership with gaming giant Overwolf.
- EXPERT LEADERSHIP AND MARKET READY PRODUCT: With developed tech, an experienced leadership team, and a licensed music catalog featuring hundreds of thousands of songs, we're ready to make a significant impact.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
8280 Clairemont Mesa Blvd, Suite 112
San Diego, CA 92105

WEBSITE
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PlusMusic aims to be the future of music streaming services, but with a twist- it's powered by our patented adaptive AI and designed specifically for the 3.32 billion gamers in the $282 billion annual gaming market. PlusMusic's AI transforms our extensive music library from emerging artists and labels into interactive music for games. PlusMusic is pre-revenue and plans to launch soon as invite only.

TEAM



Nick Venti
CEO, Founder, Principal Accounting Officer, Board Member

With 20+ years of experience in the music industry, Nick is an Award-winning musician, producer, serial entrepreneur and business owner. Former touring musician and owner of independent record label Mass. Measure Records, Venti specializes in music-focused startups and music licensing on both, creative and legal sides.

In addition to working about 55-60 hours a week for PlusMusic, Nick is also the CEO of Adder Studios, requiring about 1 hour per week for overall management.



Brian Karscig
Co-Founder, Head of Music, Board Member

Brian Karscig boasts a 20+year music career, showcasing unwavering dedication and multifaceted talent. As Louis XIV's co-singer, guitarist, and songwriter, he gained international acclaim for his global charting singles, live performances and discography on famed label Atlantic Records. A stint as the touring guitarist with The Killers added another layer to his impressive resume.

A successful record producer, he owns Nervous Productions and co-owns The Pineapple Recording Group, nurturing artists' careers. Collaborations with Anya Marina, The Bravery, and A.J. Croce to name a few, highlight his dedication to artistic integrity. Brian Karscig is more than a musician; he's a visionary, innovator, and influential force shaping the music industry's future. His diverse experiences, combined with passion, inspire aspiring artists, solidifying his role in music's evolution.



Shawn Layden
Board Member

Shawn Layden is an industry veteran with over 30 years of experience in consumer electronics and the video game industry. He served as the chairman of PlayStation Worldwide Studios and President and CEO of Sony Interactive Entertainment America. Layden began his career at Sony in Tokyo, contributing to the company's international software development. A University of Notre Dame alumnus, he is proficient in Japanese. After a notable tenure at Sony, Layden joined Tencent Games as a strategic advisor in 2022.

Harri Manninen
Board Member

Founding Partner of Play Ventures, Harri has more than 20 years experience in gaming as an entrepreneur, executive, operator and investor. Harri has invested in more than 100+ gaming and gaming technology startups both through Play Ventures and as an individual investor.

REWARDS

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Subject: AI + Games + Music Opportunity

Hey {{first_name}},

Hope this finds 2024 off to a great start for you.

Its been a second since we've connected and I wanted to reach out and give you an update on our next investment round.

Are you looking at AI investments in the media/entertainment space? Know of anyone who is interested in this space?

We're doing a crowd funding round for our close friends and family members. I would love to fill you in on what we're up to, the AI we built and chat about our plans with PlusMusic going forward.

You might know that our last round was led by Play Ventures, our AI team is ex-Nielsen/Gracenote and Shawn Layden ex-CEO of Playstation is on our board. Plus, we've just been added to NVIDIA's prestigious Inception Program which we are super excited about.

Are you free this week or next for a demo?

Link to our opportunity page: http://www.startengine.com/plusmusic

Best,

Couple pieces of news:
-Visit PlusMusic.ai
-Shawn Layden ex CEO of Playstation joins Plusmusic board
-Featured in Unity AI asset store release
-Epic MegaGrant Recipient

Thanks and look forward to speaking,

**No Money disclaimer: *No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.*